UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

BEGINNING OF THE PERIOD FOR EXERCISING WITHDRAWAL RIGHTS

Telefônica Brasil S.A. (“Company”) hereby informs its shareholders that the Extraordinary Shareholders’ Meeting (“ESM”) held on January 9, 2026, among other matters, approved: (i) in compliance with Article 256, §1 of Law 6,404, of December 15, 1976 (“Brazilian Corporate Law”), the ratification of the Company’s acquisition of 24.99% of the shares and 1 subscription bonus issued by Fibrasil Infraestrutura e Fibra Ótica S.A. (“Fibrasil”), previously held by Caisse de dépôt et placement du Québec (“CDPQ”), as well as 25.01% of the shares and 1 subscription bonus issued by Fibrasil, previously held by Fibre Brasil Participações S.A. (“Fibre”), under the terms of the Share Purchase Agreement signed on July 10, 2025, between CDPQ and Fibre as sellers, and the Company as buyer, with the intervention and consent of Telefónica Infra, S.L. Unipersonal and Fibrasil (“Agreement” and “Transaction”, respectively); and (ii) the amendment of Article 2 of the Company’s Bylaws, which addresses the corporate purpose, to include additional activities in order to update and complement the Company’s scope in light of its positioning and business opportunities related to its strategy.

As a result of the approval of the above matters, shareholders holding Company shares who dissented from these resolutions are entitled to withdraw from the Company and receive reimbursement for the value of their shares, under the terms and conditions described below (“Withdrawal Right”), subject to the possibility of reconsideration provided for in §3 of Article 137 of the Brazilian Corporate Law.

Dissenting shareholders are those who (i) did not vote in favor of the ratification of the Transaction and/or the amendment of Article 2 of the Company’s Bylaws at the ESM; (ii) abstained from voting on the ratification of the Transaction and/or the amendment of Article 2 of the Company’s Bylaws at the ESM; or (iii) did not attend the ESM (either in person or by remote voting ballot).

1. Withdrawal Right and Record Date. The Withdrawal Right applies to (i) shareholders dissenting from the ESM resolution ratifying the Transaction who, demonstrably, have held Company shares continuously since July 10, 2025 (inclusive), the date of the material fact disclosure regarding the signing of the Agreement, until the date of effective exercise of the right; and (ii) shareholders dissenting from the ESM resolution approving the amendment of Article 2 of the Bylaws who, demonstrably, have held Company shares continuously since November 27, 2025 (inclusive), the date of disclosure of the proposal to amend the Company’s corporate purpose, until the date of effective exercise of the right.

For clarification, shareholders who acquired Company common shares from July 11, 2025 (inclusive) onward will not be entitled to withdraw due to the ratification of the Transaction, and those who acquired shares from November 28, 2025 (inclusive) onward will not be entitled to withdraw due to the amendment of Article 2 of the Bylaws.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Dissenting shareholders may exercise their Withdrawal Right with respect to all or only part of the Company’s common shares they hold.

2. Reimbursement Value. The reimbursement value per common share to be paid as a result of the exercise of the Withdrawal Right is R$21.43 (twenty-one reais and forty-three cents), calculated based on (i) the Company’s net equity as per the financial statements for the fiscal year ended December 31, 2024, duly approved at the Ordinary General Meeting (“OGM”) held on April 25, 2025; and (ii) the number of Company common shares, excluding treasury shares, outstanding as of December 31, 2024, already considering the effects of the reverse split and subsequent split of shares carried out on April 15, 2025.

3. Request for Special Balance Sheet. Pursuant to Article 45, paragraph two, of the Brazilian Corporate Law, since the ESM took place more than 60 (sixty) days after the date of the last balance sheet approved at the OGM, dissenting shareholders may request, together with the reimbursement, the preparation of a special balance sheet.

4. Deadline for Exercising the Withdrawal Right. The Right of Withdrawal may be exercised during the period from January 13, 2026 (inclusive) to February 11, 2026 (inclusive).

The Withdrawal Right must be exercised by an express statement of intent by the dissenting shareholder within the above period. Under Article 137, §4, the right will lapse if not exercised in a timely manner.

5. Method and Conditions for Exercise. Dissenting shareholders whose common shares issued by the Company are deposited with the B3 – Brasil, Bolsa, Balcão S.A. central depository, if they so wish, must exercise their withdrawal according to the procedures established by their respective custodians.

Other shareholders wishing to exercise their Withdrawal Right must promptly go to any branch of Banco Bradesco S.A., the Company’s bookkeeper agent, during banking hours in their locality and exercise the right, providing notarized copies of the following documents:

(i) Individuals: CPF, RG (ID), proof of address (no older than 2 months) and an updated statement of shareholding position; and

(ii) Legal Entities: CNPJ, Bylaws/Articles of Incorporation and amendments, as well as documents of partners/legal representatives (minutes of election, CPF, RG (ID), proof of address), and an updated statement of shareholding position.

Shareholders represented by an attorney-in-fact must also provide the relevant power of attorney with notarized signatures, granting special powers for the attorney to exercise the Withdrawal Right and request reimbursement for the Company’s common shares held by the grantor.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Documents issued abroad in a foreign language must be notarized and apostilled or legalized (as applicable), translated into Portuguese, and registered, together with their sworn translations, at the Registry of Deeds and Documents.

6. Additional Information. Once the period for exercising the Withdrawal Right has ended, and subject to the possibility of reconsideration under §3 of Article 137 of the Brazilian Corporate Law, the Company will publish a Notice to Shareholders informing the payment date for the reimbursement amount.

Additional information regarding the Withdrawal Right may be obtained from the Company’s Investor Relations Department via the email address ir.br@telefonica.com or on the website https://ri.telefonica.com.br/.

São Paulo, January 12, 2026.

David Melcon Sanchez-Friera CFO and Investor Relations Officer Telefônica Brasil – Investor Relations Email: ir.br@telefonica.com https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	January 12, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director